SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W 106

(CUSIP Number)

Adam Suttin

J.W. Childs Associates, L.P.

1000 Winter Street, Suite 4300

Waltham, MA 02451

(617) 753-1100

Copies to:

Steven M. Peck

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W 106

1.	Names of Reporting Persons. John W. Childs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 421,452
	8.	Shared Voting Power 16,423,288
	9.	Sole Dispositive Power 421,452
	10.	Shared Dispositive Power 16,423,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,844,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,423,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,423,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,423,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,423,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,423,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,423,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Advisors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,423,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,423,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,423,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. Winter Street Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,423,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,423,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,423,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Fund III Co-Invest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 437,472
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,472
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Mattress Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,423,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,423,288
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,423,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.3%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

Prior to the Reorganization (as defined below), each Reporting Person (as defined below), other than WSOF (as defined below), was a reporting person with respect to the Common Stock (as defined below) pursuant to the Schedule 13G filed on February 14, 2012, as amended on January 9, 2013 and February 12, 2014. This Schedule 13D reflects the closing of an internal reorganization on April 15, 2014, in which the Reporting Persons reorganized the manner in which they hold the Common Stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5815 Gulf Freeway, Houston, Texas 77023.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by and on behalf of the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

•	John W. Childs is Chairman and Chief Executive Officer of J.W. Childs Associates, L.P. (“JWC Associates LP”). Mr. Childs is a citizen of the United States of America.

•	J.W. Childs Associates, Inc. (“JWC Associates Inc.”) is a corporation incorporated in the State of Delaware. Mr. Childs is the sole shareholder, director and executive officer of JWC Associates Inc.

•	JWC Associates LP is a limited partnership organized in the State of Delaware. JWC Associates Inc. is the general partner of JWC Associates LP.

•	J.W. Childs Advisors III, L.P. (“GPLP”) is a limited partnership organized in the State of Delaware. JWC Associates LP is the general partner of GPLP.

•	Winter Street Opportunities Fund, L.P. (“WSOF”) is a limited partnership organized in the State of Delaware. GPLP is the general partner of WSOF.

•	JWC Fund III Co-Invest, LLC (“Co-Invest III”) is a limited liability company organized in the State of Delaware. Co-Invest III is a manager-managed limited liability company with JWC Associates LP as its manager.

•	JWC Mattress Holdings, LLC (“Mattress Holdings”) is a limited liability company organized in the State of Delaware. Mattress Holdings is a manager-managed limited liability company with JWC Associates Inc. as its manager.

Mr. Childs’s business address and the address of the principal office and principal business of each Reporting Person (other than Mr. Childs) is 1000 Winter Street, Suite 4300, Waltham, MA 20451. The Reporting Persons’ principal business is operating a private equity fund.

During the past five years, none of the Reporting Persons (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Other than WSOF, the Reporting Persons previously reported their beneficial ownership of the Common Stock on Schedule 13G, filed on February 14, 2012, as amended on January 9, 2013, and February 12, 2014. The Reporting Persons, other than WSOF, acquired beneficial ownership in the Common Stock prior the Issuers’s initial public offering. On April 15, 2014, the Reporting Persons consummated an internal reorganization pursuant to which the Reporting Persons reorganized the manner in which they hold the Common Stock (the “Reorganization”).

The Reporting Persons acquired the Common Stock for investment purposes. Consistent with such investment purposes, the Reporting Persons expect to engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) below.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing or disposing Common Stock or other financial instruments of or related to the Issuer, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 34,013,610 shares of Common Stock outstanding as of March 21, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended January 28, 2014 filed on March 27, 2014.

Mattress Holdings directly holds 16,423,288 shares of the Common Stock. WSOF and Co-Invest III holds approximately 97.3% and approximately 2.7%, respectively, of the membership interests in Mattress Holdings. WSOF holds approximately 26% of the membership interests in Co-Invest III. GPLP is the general partner of WSOF. JWC Associates LP is the general partner of GPLP. JWC Associates Inc. is the general partner of JWC Associates LP. Mr. Childs is the sole shareholder, director and executive officer of JWC Associates Inc. JWC Associates Inc. is the manager of Mattress Holdings, and JWC Associates LP is the manager of Co-Invest III.

The John W. Childs 2013 Charitable Remainder Trust (the “Trust”) directly holds 421,452 shares of the Common Stock. Mr. Childs is the sole trustee of the Trust.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(c) Except for the Reorganization, no other transactions in the Common Stock were effected by the Reporting Persons or any of the persons or entities named in Item 2 during the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

In connection with the Issuer’s IPO, the Issuer and certain persons, including Mattress Holdings, entered into a registration rights agreement. Pursuant to the agreement, Mattress Holdings has a right to require the Issuer to register under the Securities Act of 1933, as amended, all shares of Common Stock that it beneficially owns.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated April 17, 2014 among the Reporting Persons

Exhibit 2	Registration Rights Agreement between the Issuer and certain equity holders of Mattress Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-174830) filed September 28, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John W. Childs
John W. Childs

J.W. CHILDS ASSOCIATES, INC.

By:	/s/ Adam Suttin
Name: Adam Suttin
Title: Vice President

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Adam Suttin
Name: Adam Suttin
Title: Vice President

J.W. CHILDS ADVISORS III, L.P.

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Adam Suttin
Name: Adam Suttin
Title: Vice President

WINTER STREET OPPORTUNITIES FUND, L.P.

By:	J.W. Childs Advisors III, L.P., it general partner

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Adam Suttin
Name: Adam Suttin
Title: Vice President

JWC FUND III CO-INVEST, LLC

By:	J.W. Childs Associates, L.P., its manager

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Adam Suttin
Name: Adam Suttin
Title: Vice President

JWC MATTRESS HOLDINGS, LLC

By:	/s/ Adam Suttin
Name: Adam Suttin
Title: Authorized Representative

Date: April 17, 2014